SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: [_07th May, 2003][For the 1st Quarter of 2003]

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Telenor ASA first quarter of 2003
SIGNATURES

RESULTS Q1 2003
Date: 07.05.03 08:25

Revenues increased by 9% to NOK 12,606 million.

The EBITDA margin increased from 25% to 33% and EBITDA was NOK 4,177 million in the first quarter of 2003.

Operating profit increased from NOK 602 million to NOK 1,475 million, while profit before taxes and minority interests increased by more than NOK 1 billion to NOK 1,047 million. CAPEX were reduced to NOK 1,230 million, compared to NOK 1,879 million in 2002. Net interest-bearing liabilities was NOK 26.1 billion

Attachment

Revenues increased by 9% to NOK 12,606 million. Adjusted for the effects of businesses acquired and disposed of and changes in foreign exchange rates, the growth in revenues was approximately 3%. The correspondingly adjusted growth in revenues for the three business areas was 5%.

The EBITDA margin increased from 25% to 33% and EBITDA was NOK 4,177 million in the first quarter of 2003. The increase was primarily as a result of cost savings and consolidation of subsidiaries. Operating profit increased from NOK 602 million to NOK 1,475 million, while profit before taxes and minority interests increased by more than NOK 1 billion to NOK 1,047 million, as a result of good underlying development. Increased interest expenses were offset by foreign currency gains.

Telenor’s program of improving the efficiency of operations, Delta 4, is progressing according to plan. EBITDA in Mobile increased by 44% and operating profit by 47%, to NOK 2.2 billion and NOK 1.1 billion, respectively. The EBITDA margin increased to 41% compared to 35% in the first quarter of 2002. The EBITDA margin in Fixed was 32%, an increase of 6 percentage points. The EBITDA margin in Fixed-Norway increased by 6 percentage points to 35% as a result of cost savings. Broadcast’s revenues and EBITDA increased, primarily as a result of the consolidation of Canal Digital, while increased depreciation and amortization related to Canal Digital led to an increase in the operating loss. Capital expenditures were reduced to NOK 1,230 million, compared to NOK 1,879 million in 2002. Net interest-bearing liabilities was NOK 26.1 billion at the end of the first quarter of 2003, a decrease of NOK 0.7 billion since the beginning of the year.

In April 2003, Telenor sold 9% of the shares in Cosmote for approximately NOK 2.1 billion. A gain before taxes of approximately NOK 1.5 billion is expected to be recorded in the second quarter of 2003. Subsequent to this sale Telenor’s ownership in Cosmote is 9%.

First quarter of 2003 showed a growth in revenues for the Telenor Group of 9% to NOK 12.6 billion. Profit before taxes and minority interests increased to NOK 1 billion.

Telenor ASA first quarter of 2003

KEY POINTS FROM THE FIRST QUARTER OF 2003
COMPARED TO THE FIRST QUARTER OF 2002

With effect from 1 January 2003, Telenor has reorganized into three business areas, consisting of mobile operations, fixed network operations and TV operations, as well as other activities. This is the first quarterly report reflecting this new structure. The figures presented in this report for the different business areas for 2002 are restated to reflect the new structure, as if it had been in place as of 1 January 2002. Additional information regarding the changes in the organisational structure can be found on Telenor’s Internet pages.

•	Revenues increased by 9% to NOK 12,606 million. Adjusted for the effects of businesses acquired and disposed of and changes in foreign exchange rates, the growth in revenues was approximately 3%. The correspondingly adjusted growth in revenues for the three business areas was 5%.

•	The EBITDA margin increased from 25% to 33% and EBITDA was NOK 4,177 million in the first quarter of 2003. The increase was primarily as a result of cost savings and consolidation of subsidiaries.

•	Operating profit increased from NOK 602 million to NOK 1,475 million, while profit before taxes and minority interests increased by more than NOK 1 billion to NOK 1,047 million, as a result of good underlying development. Increased interest expenses were offset by foreign currency gains.

•	Telenor’s program of improving the efficiency of operations, Delta 4, is progressing according to plan.

•	EBITDA in Mobile increased by 44% and operating profit by 47%, to NOK 2.2 billion and NOK 1.1 billion, respectively. The EBITDA margin increased to 41% compared to 35% in the first quarter of 2002.

•	The EBITDA margin in Fixed was 32%, an increase of 6 percentage points. The EBITDA margin in Fixed-Norway increased by 6 percentage points to 35% as a result of cost savings.

•	Broadcast’s revenues and EBITDA increased, primarily as a result of the consolidation of Canal Digital, while increased depreciation and amortization related to Canal Digital led to an increase in the operating loss.

•	Capital expenditures were reduced to NOK 1,230 million, compared to NOK 1,879 million in 2002.

•	Net interest-bearing liabilities was NOK 26.1 billion at the end of the first quarter of 2003, a decrease of NOK 0.7 billion since the beginning of the year.

In April 2003, Telenor sold 9% of the shares in Cosmote for approximately NOK 2.1 billion. A gain before taxes of approximately NOK 1.5 billion is expected to be recorded in the second quarter of 2003. Subsequent to this sale Telenor’s ownership in Cosmote is 9%.

KEY FIGURES

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Revenues	12,606	11,563	48,826
Revenues excluding gains	12,602	11,518	48,668
Revenues excluding gains — growth	9.4%	18.8%	19.9%
EBITDA(1)	4,177	2,900	13,469
EBITDA excluding gains and losses	4,184	2,926	13,458
Operating profit (loss)	1,475	602	(320)
Associated companies	(34)	(180)	(2,450)
Profit (loss) before taxes and minority interests	1,047	31	(5,136)
Net income (loss)	597	217	(4,298)
Net interest-bearing liabilities	26,139	24,449	26,872

Investments:
— Capex(2)	1,230	1,879	8,889
— Investments in businesses(3)	23	8,875	12,411

(1)	Operating profit before depreciation, amortization and write-downs of tangible and intangible assets.

(2)	Capex is investments in tangible and intangible assets.

(3)	Consists of acquisition of shares and participations including acquisition of subsidiaries and business not organized as separate companies.

The table below shows key figures that have been adjusted for special items (gains and losses, expenses for workforce reductions, loss contracts, exit from activities and write-downs)(1).

	1st quarter			Year

(NOK in millions)	2003	2002	growth	2002	growth

Revenues	12,602	11,518	9.4%	48,668	19.9%
EBITDA	4,189	3,001	39.6%	14,506	52.7%
Operating profit	1,503	733	105.0%	4,270	89.7%
Associated companies	(100)	(180)	nm	(205)	nm
Profit before taxes and minority interests	1.095	177	nm	2,488	nm

(1)	See table “special items” at the end of the report for further details.

KEY FIGURES FOR THE BUSINESS AREAS

Revenues

	1st quarter			Year

(NOK in millions)	2003	2002	growth	2002	growth

Mobile	5,388	4,359	23.6%	20,346	62.0%
Fixed	5,032	5,033	(0.0%)	20,022	1.7%
Broadcast	1,138	659	72.7%	3,605	37.3%
Other activities	2,678	3,217	(16.8%)	11,640	(39.2%)
Eliminations	(1,630)	(1,705)	nm	(6,787)	nm

Total revenues	12,606	11,563	9.0%	48,826	6.1%

EBITDA

	1st quarter				Year

(NOK in millions)	2003	Margin(1)	2002	Margin(1)	2002	Margin(1)

Mobile	2,195	40.7%	1,517	34.8%	7,482	36.8%
Fixed	1,592	31.6%	1,315	26.1%	5,597	28.0%
Broadcast	204	17,9%	100	15.2%	499	13.8%
Other activities	194	7.2%	28	0.9%	(43)	(0.4%)
Eliminations	(8)	nm	(60)	nm	(66)	nm
Total EBITDA	4,177	33.1%	2,900	25.1%	13,469	27.6%

Special items(2)	12	nm	101	nm	1,037	nm

EBITDA adjusted for special items	4,189	33.2%	3,001	26.0%	14,506	29.7%

(1)	EBITDA as a percentage of total revenues.

(2)	Gains, losses, expenses for workforce reductions, loss contracts and exit from activities. See table “special items” at the end of the report for further details.

Operating profit

	1st quarter				Year

(NOK in millions)	2003	Margin(1)	2002	Margin(1)	2002	Margin(1)

Mobile	1,112	20.6%	756	17.3%	1,414	6.9%
Fixed	542	10.8%	247	4.9%	731	3.7%
Broadcast	(73)	(6.4%)	(48)	(7.3%)	(475)	(13.2%)
Other activities	(112)	(1.8%)	(312)	(9.7%)	(2,076)	(17.8%)
Eliminations	6	nm	(41)	nm	86	nm

Total operating profit	1,475	11.7%	602	5.2%	(320)	(0.7%)

(1)	Operating profit as a percentage of total revenues.

BUSINESS AREAS
MOBILE

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

External revenues
Telenor Mobil	2,302	2,255	9,441
Pannon GSM	1,205	700	4,502
DiGi.Com	732	670	2,702
GrameenPhone	326	409	1,589
Kyivstar	483	—	708
Other	34	28	137

Total external revenues	5,082	4,062	19,079

Internal revenues	306	297	1,267
Gains on disposals	—	—	—

Total revenues	5,388	4,359	20,346

EBITDA	2,195	1,517	7,482
Depreciation and amortization	1,075	736	3,779
Write-downs	8	25	2,289

Operating profit	1,112	756	1,414

EBITDA/Total revenues	40.7%	34.8%	36.8%
Operating profit/Total revenues	20.6%	17.3%	6.9%

Investments:
— Capex	687	545	3,731
— Investments in businesses	4	7,945	8,894

•	Underlying improvements in profit and margins in the operations in Norway and abroad contributed to an increase in the EBITDA margin to 40.7%, compared to 34.8% in the first quarter of 2002. The growth in revenues and the number of subscriptions was lower than in earlier periods because, among other things, part of the operations are in a more mature phase. At the same time, Mobile had a good development in operating expenses and capital expenditure, despite an increase in the number of consolidated companies compared to the first quarter of 2002.

•	Measured in Norwegian Kroner, revenues and results of operations outside Norway were negatively affected by the strong Norwegian Krone, especially compared to the first quarter of 2002, but also compared to the last quarter of 2002.

•	Kyivstar was consolidated from 1 September 2002 and Pannon GSM from 4 February 2002.

Telenor Mobil

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Subscriptions and connections	330	343	1,350
Traffic(1)	1,257	1,286	5,489
SMS and content services	400	357	1,530
Other revenues(1)	315	269	1,072

Total external revenues	2,302	2,255	9,441

Internal revenues	308	293	1,254
Gains on disposals	—	—	—

Total revenues	2,610	2,548	10,695

EBITDA	1,083	1,026	4,330
Depreciation and amortization	293	294	1,207
Write-downs	—	14	115

Operating profit	790	718	3,008

EBITDA/Total revenues	41.5%	40.3%	40.5%
Operating profit/Total revenues	30.3%	28.2%	28.1%
Capex	77	213	750
ARPU — monthly (NOK)	330	334	346
No. of subscriptions (in thousand)	2,342	2,314	2,382

(1)	NOK 32 million has been reclassified between “Traffic” and “Other revenues” in the first quarter of 2002.

•	Increased revenues compared to the first quarter of 2002 were due primarily to the increase in the number of subscriptions, increased use of SMS and content services and increased terminated traffic. The increase in the number of subscriptions was due to prepaid subscriptions. The reduction in external subscription and connection revenues was due to a reduction in the number of postpaid subscriptions and changes in the composition of these. ARPU decreased compared to the first quarter of 2002, as a result of changes in the composition of the various subscription types and lower roaming revenues due to the strengthened Norwegian Krone. This was partially offset by higher revenues from SMS and terminated traffic.

•	The estimated market share for GSM, measured in number of subscriptions at the end of the first quarter of 2003, decreased to less than 60% compared to the first quarter 2002 and the year-end of 2002. Mobile penetration was estimated to have increased to approximately 85%.

•	The Norwegian market is in a mature phase characterised by high mobile penetration and strong competition. This led to a reduction in the number of subscriptions in Telenor Mobil, compared to previous quarters.

•	Increased revenues and a strong focus on expenses, especially personnel, travel and consultancy costs, contributed to an increase in EBITDA and EBITDA margin compared to the first quarter of 2002. Commissions associated with sales activities increased, while the gross margin (revenues less cost of materials and traffic charges as a percentage of revenues) improved principally as a result of the increased use of SMS and content messages and increased terminated traffic.

•	Reduced capital expenditures compared to the first quarter of 2002 was due primarily to lower investments in coverage and capacity in the GSM network and in a new billing system. There was no capital expenditure related to UMTS in the first quarter of 2003.

•	In the quarter there have been no developments in the ongoing regulatory issues, described in the annual report for 2002.

•	From 16 June 2003, Telenor Mobil will introduce simplified price schedules. Further, prices of traffic will be reduced from the same date, and SMS from 6 May, by a total of approximately NOK 240 million excluding VAT on a yearly basis based on an unchanged volume.

Pannon GSM — Hungary

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Mobile related revenues	1,138	654	4,187
Other revenues	67	46	318

Total external revenues	1,205	700	4,505

EBITDA	469	250	1,586
Depreciation and amortization	212	117	700
Write-downs	—	—	15

Operating profit	257	133	871

EBITDA/Total revenues	38.9%	35.7%	35.2%
Operating profit/Total revenues	21.3%	19.0%	19.3%
Capex	113	64	825
ARPU — monthly (NOK)	153	182	180
No. of subscriptions (in thousand)	2,514	2,001	2,450

The table above shows figures from the time of consolidation as of 4 February 2002. The discussion and analysis of Pannon GSM presented below is based upon Pannon GSM’s own profit and loss statement for the whole first quarter of 2002, adjusted to comply with Telenor’s accounting principles, as Pannon GSM was only consolidated for parts of the first quarter of 2002.

•	Pannon’s estimated market share was 38% at the end of the first quarter of 2003, compared to 39% at the end of the first quarter of 2002. Compared to the first quarter of 2002, the estimated mobile penetration in Hungary increased from 52% to 70%.

•	The increased number of subscriptions contributed to an 8% growth in revenues measured in local currency and a 13% growth in EBITDA, compared to the first quarter of 2002. The number of subscriptions increased by more than 25% from the first quarter of 2002. ARPU decreased by 16% compared to the first quarter of 2002, principally because new subscriptions on average generated lower revenues. Certain price reductions were also introduced in the period. Measured in Norwegian Kroner, revenues increased by 7%, while EBITDA increased by 11%, compared to the first quarter of 2002.

•	The EBITDA margin increased from the first quarter of 2002 by slightly more than one percentage point, principally as a result of the reduced marketing expenditure and more efficient operations in the first quarter of 2003.

•	In the first quarter of 2003, Pannon GSM made a provision of NOK 16 million to cover the estimated effect of the Pannon GSM’s contribution to the “Universal Services Funds”, compared to a total provision of NOK 56 million in the second and third quarters of 2002.

•	Depreciation increased compared to the first quarter of 2002, as a result of relatively higher investments in previous quarters.

•	Pannon GSM is involved in regulatory matters and legal actions which may result in price reductions for some of Pannon GSM’s services. Pannon GSM has been designated as having significant market power in the national interconnection market. Pannon GSM challenged this decision before the Hungarian courts and it has appealed against a first unfavorable decision to the Supreme Court in Hungary. The effectiveness of this decision has been suspended as a result of the decision being challenged.

DiGi.Com — Malaysia(1)

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Mobile related revenues	633	556	2,273
Other revenues	101	119	442

Total external revenues	734	675	2,715

EBITDA	307	251	1,022
Depreciation and amortization	188	91	579
Write-downs	6	6	12

Operating profit	113	154	431

EBITDA/Total revenues	41.8%	37.2%	37.6%
Operating profit/Total revenues	15.4%	22.8%	15.9%
Capex	144	238	1,457
ARPU — monthly (NOK)	123	169	152
No. of subscriptions (in thousand)	1,803	1,159	1,616

(1)	Ownership interest 61.0%.

•	DiGi.Com’s estimated market share was 19% at the end of the first quarter of 2003, compared to 16% at the end of the first quarter of 2002. Compared to the first quarter of 2002, the estimated mobile penetration in Malaysia increased from 33% to 39%.

•	Measured in local currency, revenues increased by 38% compared to the first quarter of 2002 primarily as a result of the increased number of subscriptions. Measured in Norwegian Kroner, the increase was lower, due to the strengthening of the Norwegian Krone. ARPU decreased by 8% compared to the first quarter of 2002, because new subscribers on average generated lower revenues.

•	The increased EBITDA margin was due to lower expenses related to more efficient operations. EBITDA increased compared to the first quarter of 2002 by 53%, measured in local currency, and by 22% measured in Norwegian Kroner.

•	As a result of the reduced depreciation period for network-based equipment effective from 1 July 2002, depreciation increased compared to the first quarter of 2002.

•	Capital expenditure was low in the first quarter of 2003, largely as a result of variations in the level of activity between the quarters, as well as seasonal variations.

Kyivstar — Ukraine

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Mobile related revenues	464	—	681
Other revenues	19	—	27

Total external revenues	483	—	708

EBITDA	263	—	403
Depreciation and amortization	77	—	98
Write-downs	—	—	—

Operating profit	186	—	305

EBITDA/Total revenues	54.5%	—	56.9%
Operating profit/Total revenues	38.5%	—	43.1%
Capex	218	—	329
ARPU — monthly (NOK)	81	—	107
No. of subscriptions (100% in thousand)	2,012	—	1,856

The table above shows figures from the time of consolidation as of 1 September 2002. Telenor’s ownership interest is 54.2% with an option to acquire further 3.2%. The discussion and analysis presented below for Kyivstar is based upon Kyivstar’s own profit and loss statement for the first quarter of 2002, adjusted to comply with Telenor’s accounting principles, as Kyivstar was not consolidated in the first quarter of 2002.

•	The number of subscriptions increased by 716,000 from the first quarter of 2002.

•	Kyivstar’s estimated market share was 50% at the end of the first quarter of 2003, in line with the first quarter of 2002. Compared to the first quarter of 2002, the estimated mobile penetration in Ukraine increased from 5% to 9%. Measured in US Dollars, revenues in Kyivstar increased by 33% compared to the first quarter of 2002, as a result of an increase in the number of subscriptions.

•	ARPU decreased compared to the first quarter and the fourth quarter of 2002 because new subscribers on average generated lower revenues. Measured in US Dollars, ARPU decreased by 21% compared to the first quarter of 2002.

•	Measured in US Dollars, EBITDA increased by 37% compared to the first quarter of 2002, as a result of growth in revenues and cost-effective operations.

•	Depreciation, measured in US Dollars, increased compared to the first quarter of 2002 as a result of higher investments in previous quarters.

•	In the first quarter of 2003, capital expenditure measured in US Dollars was in line with the fourth quarter of 2002, but measured in Norwegian Kroner it was lower due to the higher average US Dollar — Norwegian Krone exchange rate in the first quarter of 2003.

GrameenPhone — Bangladesh(1)

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Mobile related revenues	321	292	1,203
Other revenues(2)	5	117	386

Total external revenues	326	409	1,589

EBITDA	197	189	757
Depreciation and amortization	36	42	126
Write-downs	—	—	—
Operating profit	161	147	631

EBITDA/Total revenues	60.4%	46.2%	47.6%
Operating profit/Total revenues	49.4%	35.9%	39.7%
Capex	77	11	342
ARPU — monthly (NOK)	133	191	172
No. of subscriptions (100% in thousand)	835	550	769

(1)	Ownership interest 46.4%.

(2)	With effect from the third quarter of 2002, fees collected by GrameenPhone on behalf of the authorities has been deducted from revenues. With effect from the first quarter of 2003, sales of handsets in GrameenPhone are treated as commission sales, and are therefore excluded from revenues and cost of materials from this time. These effects contributed to low “other revenues” and cost of materials in 2003, but had no effect on profits.

•	GrameenPhone’s estimated market share was 70% at the end of the first quarter of 2003, in line with the end of the first quarter of 2002, while the estimated mobile penetration in Bangladesh increased from 0.6% to 0.9%.

•	As a result of an increase in the number of subscriptions, Mobile related revenues increased by 41%, measured in local currency, compared to the first quarter of 2002, and by 10% measured in Norwegian Kroner.

•	Measured in local currency, ARPU decreased by 10% compared to the first quarter of 2002. This was mainly due to the fact that the growth in the number of subscriptions was prepaid subscriptions, which on average reduced the average number of call minutes. Measured in Norwegian Kroner, the reduction in ARPU was 30%.

•	Measured in local currency, EBITDA increased by 34% compared to the first quarter of 2002, due to the increase in mobile related revenues. Measured in Norwegian Kroner the increase in EBITDA was 4% .

Other units in Mobile (including eliminations and amortization and write downs of net excess values)(1)

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

EBITDA	(124)	(199)	(616)
Depreciation and amortization(2)	269	192	1,069
Write-downs(3)	2	5	2,147

Operating (loss)	(395)	(396)	(3,832)

(2) Includes amortization of Telenor’s net excess values by	239	159	935
(3) Includes write-downs of Telenor’s net excess values by	—	—	2,138

Capex	58	19	28

(1)	Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of subsidiaries.

•	Other units in Mobile include the mobile activities in Sweden, costs related to the management and administration of the company’s international mobile portfolio, and amortization and write-downs of Telenor’s net excess values.

•	Compared to the first and the fourth quarters of 2002, the EBITDA loss was reduced as a result of lower expenses.

•	Increased amortization of net excess values compared to the first quarter of 2002 was due primarily to the consolidation of Kyivstar and Pannon GSM. This was partially offset by lower amortization of goodwill related to DiGi.Com as a result of the write-down recorded as of 31 December 2002.

Associated companies and joint ventures in Mobile

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Telenors share of(1)
Net income after taxes	114	124	612
Amortization of Telenor’s net excess values	(157)	(215)	(798)
Write-downs of Telenor’s excess values	—	—	(1,884)
Gains on disposal of ownership interests	65	—	40

Net result from associated companies	22	(91)	(2,030)

(1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”. The table includes Telenor’s share of the results in Pannon GSM up to 4 February 2002 and Kyivstar up to 1 September 2002. Subsequent to these dates these companies are consolidated as subsidiaries. Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of associated companies.

•	All of the companies which were included as associated mobile companies at the end of the first quarter of 2003 showed a growth in the number of subscriptions in the first quarter of 2003 compared to the first quarter of 2002. VimpelCom in Russia and in DTAC in Thailand had the most significant growth.

•	Net income after taxes in the first quarter of 2003 was adversely affected by an adjustment of approximately NOK 50 million to account for the difference between the estimated and actual results from associated companies in 2002.

•	Reduced amortization of Telenor’s net excess values compared to the first quarter of 2002 was due to write-downs made in 2002 and associated companies that have become subsidiaries.

•	Gains on disposal of ownership interests were due to the sale of Telenor’s ownership interests in StavTeleSot to VimpelCom-Region in the first quarter of 2003.

FIXED

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

External revenues
Norway	4,150	4,136	16,532
Sweden	292	285	983
Russia	166	171	677
Other countries	38	39	146

Total external revenues	4,646	4,631	18,338

Internal revenues	386	402	1,670
Gains on disposals	—	—	14

Total revenues	5,032	5,033	20,022

EBITDA	1,592	1,315	5,597
Depreciation and amortization(1)	1,050	1,068	4,366
Write-downs(2)	—	—	500
Operating profit	542	247	731

(1) Include amortization of Telenor’s net excess values by	12	65	157
(2) Include write-downs of Telenor’s net excess values by	—	—	160

EBITDA/Total revenues	31.6%	26.1%	28.0%
Operating profit/Total revenues	10.8%	4.9%	3.7%
Investments:
— Capex	396	762	3,260
— Investments in businesses	—	2	270

•	Stable revenues and reduced operating expenses compared to the first quarter of 2002 contributed to an increase in the EBITDA margin to 31.6%. At the same time, Fixed almost halved its capital expenditure.

Fixed — Norway

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Subscriptions and connections — PSTN/ISDN	1,112	1,038	4,361
ADSL and Internet subscriptions	237	148	737
Internet traffic	167	194	690
Other traffic	1,333	1,418	5,564

Total PSTN/ISDN, ADSL and Internet	2,849	2,798	11,352

Leased lines	81	86	341
Data communication	212	227	828
Managed services	194	164	679
Other retail products	88	96	388

Total other retail revenues	575	573	2,236

Total retail revenues	3,424	3,371	13,588

Domestic interconnect	193	191	736
International interconnect	74	89	340
Transit traffic	245	264	1,027
Leased lines	161	171	647
Other wholesale revenues	53	50	194

Total wholesale market revenues	726	765	2,944

Total external revenues	4,150	4,136	16,532

Internal revenues	406	412	1,749
Gains on disposals	—	—	—

Total revenues — Norway	4,556	4,548	18,281

EBITDA	1,583	1,304	5,489
Depreciation and amortization(1)	934	933	3,919
Write-downs(2)	—	—	413

Operating profit	649	371	1,157

(1) Include amortization of Telenor’s net excess values by	1	6	23
(2) Include write-downs of Telenor’s net excess values by	—	—	89

EBITDA/Total revenues	34.7%	28.7%	30.0%
Operating profit/Total revenues	14.2%	8.2%	6.3%
Investments:
— Capex	334	669	2,919
— Investments in businesses	—	2	11

•	Revenues of Fixed — Norway were in line with the first quarter of 2002. Taking into account the effect on traffic revenues of the fact that decreased usage typically associated with the Easter holiday period occurred in the second quarter in 2003, as opposed to the first quarter in 2002, revenues decreased by approximately 1%.

•	The increase in revenues from subscriptions and connections for PSTN/ISDN compared to the first quarter of 2002 was due to price increase in May 2002. The increase in revenues from ADSL/Internet subscriptions was due to the growth in the number of ADSL subscriptions. The number of ADSL subscriptions (residential and business) at the end of the first quarter of 2003 was approximately 121,000, an increase of 78,000 compared to the end of the first quarter of 2002, and 27,000 compared to the end of 2002.

•	Traffic revenues were lower than in the first quarter of 2002 due to a 7% decline in total traffic measured in minutes in Telenor’s network and reduced market share. The reduction in total traffic resulted from the migration of fixed traffic to mobile traffic and the transition of data traffic from dial-up Internet to ADSL. Telenor’s market share measured in traffic minutes decreased to 70% at the end of the first quarter of 2003 from 73% at the end of the first quarter of 2002 and 72% at the end of 2002.

•	Improved operating profit compared to the first quarter of 2002 was due to reduced operating expenses, increased contribution margin (revenues less cost of materials and traffic charges), and the fact that the decreased usage typically associated with the Easter holiday period occurred in the second quarter in 2003 compared to the first quarter of 2002. The increase in the contribution margin resulted from the change in the product mix towards products with higher margins, including subscription-based products. Reduced operating expenses resulted principally from more efficient operations, lower operation and maintenance expenses as a result of lower fault rates in the network and lower expenses for marketing activities.

•	Depreciation was in line with the first quarter of 2002. Write-downs made in 2002 resulted in a reduction in depreciation by approximately NOK 27 million, which was partially offset by the reclassification of some lease agreements in the third quarter of 2002 from operating to finance leases, which increased depreciation and reduced other operating expenses.

•	For the businesses which deliver communication and managed services in the business market in Norway, revenues (internal and external) increased by NOK 26 million to NOK 1,029 million, compared to the first quarter of 2002. EBITDA increased compared to the first quarter of 2002 by NOK 146 million to NOK 128 million, primarily as a result of lower operating expenses and the above-mentioned reclassification of lease agreements, while operating loss was reduced by NOK 125 million to NOK 12 million.

•	The reduction in capital expenditure compared to the first quarter of 2002 was due to the efficient utilisation of earlier investments, lower demand for fixed network services and lower equipment prices.

Fixed — Sweden

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

External revenues	292	285	983
Internal revenues	25	17	76
Gains on disposals	—	—	14

Total revenues	317	302	1,073

EBITDA	(41)	(48)	(100)
Depreciation and amortization(1)	64	77	218
Write-downs(1)	—	—	15

Operating (loss)	(105)	(125)	(333)

(1) Includes amortization and write-downs of Telenor’s net excess values by	(5)	31	31

Investments:
— Capex	9	32	84
— Investments in businesses	—	—	257

•	The activities in Fixed — Sweden are significantly different compared to 2002. As of 31 December 2002, the customer base in Telenordia Privat AB was sold in exchange for 37.2% of the shares in the Swedish listed company Glocalnet AB. In the first quarter of 2002, Telenordia Privat AB had external revenues of NOK 58 million and an EBITDA loss of NOK 36 million. The Swedish listed company Utfors AB was consolidated as of 31 December 2002. In the first quarter of 2003, Utfors contributed to external revenues and EBITDA of NOK 137 million and NOK 17 million respectively. For the other activities, external revenues decreased compared to the first quarter of 2002. This was due to lower sales volume and reduced prices, which also contributed to an increase in the EBITDA loss for these activities, partially offset by cost reductions.

Fixed — Russia

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

External revenues	166	171	677
Internal revenues	1	1	5
Gains on disposals	—	—	—

Total revenues	167	172	682

EBITDA	57	62	228
Depreciation and amortization(1)	38	41	158
Write-downs	—	—	—

Operating profit	19	21	70

(1) Include amortization of Telenor’s net excess values by	16	20	73

EBITDA/Total revenues	34.1%	36.0%	33.4%
Operating profit/Total revenues	11.4%	12.2%	10.3%
Investments:
— Capex	43	49	181
— Investments in businesses	—	—	2

•	Measured in Norwegian Kroner, revenues in Fixed — Russia decreased by 3% compared to the first quarter of 2002, but increased by 23% if measured in US Dollars. The growth in revenues in US Dollars was the result of a significant volume growth in the Russian market, which more than offset price reductions. EBITDA in US Dollars increased by 15%, while the EBITDA margin decreased as a result of price reductions.

Fixed — Other Countries

•	The activities in Fixed — Other Countries consist of activities in the Czech Republic and Slovakia, including Nextra’s activities in these countries. Revenues were NOK 38 million and the operating loss was NOK 21 million, which were both in line with the first quarter of 2002.

BROADCAST

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

External revenues
Distribution	870	231	2,148
Transmission	214	337	1,110
Other	11	32	108

Total external revenues	1,095	600	3,366

Internal revenues	43	59	241
Gains on disposals	—	—	(2)

Total revenues	1,138	659	3,605

EBITDA	204	100	499
Depreciation and amortization(1)	273	146	844
Write-downs(1)	4	2	130

Operating (loss)	(73)	(48)	(475)

(1) Includes amortization and write-downs of Telenor’s net excess values by	63	16	161

EBITDA/Total revenues	17.9%	15.2%	13.8%
Investments:
— Capex	28	51	384
— Investments in businesses	1	113	2,385

•	Revenues and profits (losses) compared to the first quarter of 2002 were significantly influenced by the consolidation of Canal Digital with effect from 30 June 2002. This contributed to a material increase in revenues and EBITDA, while the operating loss increased as a result of higher depreciation and amortization, including the amortization of net excess values associated with Canal Digital.

Broadcast — Distribution

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Satellite dish	578	—	1,099
Cable-TV	212	175	742
Small antenna TV-networks	74	54	252
Other	6	2	55

Total external revenues	870	231	2,148

Internal revenues	2	1	16
Gains on disposals	—	—	(2)

Total revenues	872	232	2,162

EBITDA	85	(18)	19
Depreciation and amortization(1)	196	69	541
Write-downs(1)	2	1	56

Operating (loss)	(113)	(88)	(578)

(1) Includes amortization and write-downs of Telenor’s net excess values by	63	15	160

EBITDA/Total revenues	9.7%	nm	0.9%
Investments:
— Capex	17	42	235
— Investments in businesses	—	113	2,369

•	Of the increase in external revenues in Broadcast — Distribution of NOK 639 million compared to the first quarter of 2002, the consolidation of Canal Digital accounted for NOK 604 million, of which NOK 578 million from subscribers with satellite dishes and NOK 26 million from households in small antenna TV-networks. An increase in the number of cable-TV subscriptions, Internet subscriptions via cable-TV, and price increases also contributed to the increase in revenues.

•	Operating profit in Broadcast — Distribution compared to the first quarter of 2002 was adversely affected by the consolidation of Canal Digital, due to increased depreciation and amortization, with amortization of net excess values amounting to NOK 46 million in the first quarter of 2003. EBITDA significantly improved compared to the first quarter of 2002, as a result of the consolidation of Canal Digital and the effect of restructuring initiatives effected in the fourth quarter of 2002, in addition to increased revenues in the cable-TV operations.

•	The reduction in capital expenditure compared to the first quarter of 2002 was due to a reduction in investments related to the network upgrade for cable-TV operations.

Broadcast — Transmission

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

External revenues	214	337	1,110
Internal revenues	118	43	347
Gains on disposals	—	—	—

Total revenues	332	380	1,457

EBITDA	139	156	581
Depreciation and amortization	74	74	290
Write-downs	—	1	41

Operating profit	65	81	250

EBITDA/Total revenues	41.9%	41.1%	39.9%
Operating profit/Total revenues	19.6%	21.3%	17.2%
Investments:
— Capex	10	7	115
— Investments in businesses	—	—	—

•	The reduction in external revenues in Broadcast — Transmission compared to the first quarter of 2002 resulted primarily from the fact that sales to Canal Digital were external revenues in the first quarter of 2002, while they were internal revenues in the first quarter of 2003, as a result of the consolidation of Canal Digital as of 30 June 2002. Sale to Canal Digital amounted to NOK 87 million in the first quarter of 2002, compared to NOK 67 million in the first quarter of 2003, and this reduction was due to price reductions. A reduction in analogue transmission by satellite and the renegotiation of contracts for digital transmission by satellite also contributed to reduced external revenues.

•	The reduction in revenues resulted in reduced operating profit in Broadcast — Transmission compared to the first quarter of 2002. This was partially offset by reduced prices for, and reduced purchases of, satellite capacity.

•	An agreement to purchase parts of a satellite expected to be delivered in 2004, was renegotiated in the first quarter of 2003. This will reduce this contractual investment commitment in 2004 by USD 29 million to USD 88 million.

Broadcast — Other

•	Broadcast — Other consist of the activities in Conax which delivers services for access control and encryption, as well as support functions. External revenues decreased to NOK 11 million compared to NOK 32 million in the first quarter of 2002, because sale to Canal Digital was external revenues in 2002. The operating loss in Broadcast — Other was NOK 21 million compared to a loss of NOK 39 million in the first quarter of 2002. The improvement was due to large sales to Canal Digital in the first quarter of 2003, as well as cost reductions.

OTHER ACTIVITIES
EDB BUSINESS PARTNER

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

External revenues	804	882	3,383
Internal revenues	254	242	955
Gains on disposal	—	1	3

Total revenues	1,058	1,125	4,341

EBITDA	95	59	348
Depreciation and amortization	89	92	393
Write-downs	4	3	364

Operating profit (loss)	2	(36)	(409)

EBITDA/Total revenues	9.0%	5.2%	8.0%
Investments:
— Capex	59	27	167
— Investments in businesses	4	1	88

Operations that were transferred to Itworks AS are not included in the figures for EDB Business Partner. This creates a divergence in relation to the figures presented by EDB Business Partner ASA for 2002.

•	Revenues in the Operations area increased compared to the first quarter of 2002 due to new operations and growth in volume. Revenues in the other areas in EDB Business Partners were lower than the first quarter of 2002. The reduction in Telecom was due to lower sales to Telenor companies combined with lower international sales. The Consulting area experienced a reduction in revenues due to the difficult market for consultancy services. Reduced revenues in Banking&Finance were due to lower sales of software in the Norwegian market.

•	In the first quarter of 2002, NOK 28 million was expensed for work-force reductions, mainly in Banking&Finance. The Operations area had an underlying profitability improvement compared to the first quarter of 2002 as a result of increased revenues without a corresponding increase in expenses. The Consulting area had improved results due to implemented cost reductions, which more than offset reduced revenues. The results in the Telecom and Banking&Finance areas were adversely affected by reduced revenues compared to the first quarter of 2002, partly offset by cost reductions. Furthermore, in the first quarter of 2002, Telecom had a higher portion of sales of software licences with a high margin.

•	Capital expenditure increased compared to the first quarter of 2002 as a result of the growth in volume in the Operations area.

OTHER BUSINESS UNITS

Revenues

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Satellite Services	500	615	2,153
Satellite Networks	131	170	611
Teleservice	180	203	756
Nextra International	131	201	725
Software Services	19	42	185
Itworks	—	187	188
Other	111	99	438
Eliminations	(1)	(6)	(16)

Revenues	1,071	1,511	5,040

Gains on disposal	—	—	—

Total revenues	1,071	1,511	5,040

EBITDA	106	39	178
Depreciation and amortization(1)	119	162	582
Write-downs(1)	—	—	332

Operating (loss)	(13)	(123)	(736)

(1) Includes amortization and write-downs of Telenor’s net excess values by	10	18	99

Operating profit (loss)
Satellite Services	60	29	100
Satellite Networks	4	12	39
Teleservice	5	(31)	(93)
Nextra International	(42)	(62)	(260)
Software Services	(27)	(32)	(372)
Itworks	—	(22)	(23)
Other	(13)	(17)	(127)

Total operating (loss)	(13)	(123)	(736)

Investments:
— Capex	37	31	301
— Investments in businesses	14	757	771

Satellite Services

•	Reduced revenues in Satellite Services compared to the first quarter of 2002 were primarily due to the strengthening of the Norwegian Krone against the US Dollar. Additionally, revenues in the operations in the USA were reduced compared to the first quarter of 2002 as a result of a contract that expired in May 2002. This was partly offset by increased traffic in the operations in the USA and Norway as a result of the war in Iraq. Revenues in Marlink decreased as a result of the strengthening of the Norwegian Krone and reduced sales of low margin services.

•	The increase in EBITDA and operating profit compared to the first quarter of 2002 was due to increased sales of high margin products and the discontinuance of payments to former partners in the Eik-cooperation, which ended on 31 December 2002.

Satellite Networks

•	Reduced revenues in Satellite Networks were due primarily to large revenues from sale of equipment in the first quarter of 2002 in addition to reduced activity in Poland. Revenues in the Internet operations in Taide decreased due to lower volumes and prices as a result of reduced demand.

•	The reduction in EBITDA and operating profit compared to the first quarter of 2002 was due to reduced revenues.

Teleservice

•	Reduced market shares resulting from increased competition for the Directory Enquiry Service in Norway, in addition to a reduced demand for Directory Enquiry Services throughout 2002, contributed to reduced revenues in Teleservice compared to the first quarter of 2002. The improvement in operating profit was due to expenses for workforce reductions in the first quarter of 2002.

Nextra International

•	The disposal of certain businesses, the strong Norwegian Krone and lower sales in the operations in England all contributed to reduced revenues in Nextra International compared to the first quarter of 2002. The disposal of certain loss-generating companies resulted in a reduction in operating loss, which was partly offset by increased operating loss in the operations in England due to reduced revenues.

Software Services

•	Reduced revenues from sale of software and consultancy services were offset by lower expenses, including depreciation. As a result, operating loss remained almost unchanged compared to the first quarter of 2002. Lower expenses were due to write-downs in the third quarter of 2002 and reduced purchase of external services.

CORPORATE FUNCTIONS AND GROUP ACTIVITIES

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

External revenues	49	65	247
Internal revenues	496	472	1,869
Gains on disposal	4	44	143

Total revenues	549	581	2,259

EBITDA	(7)	(70)	(569)
Depreciation and amortization	94	83	362
Write-downs	—	—	—

Operating (loss)	(101)	(153)	(931)

Investments:
— Capex	29	463	1,064
— Investments in businesses	—	55	56

•	The reduced EBITDA loss compared to the first quarter of 2002 was due to lower operating expenses, including reduced expenses for lease of properties. Furthermore, the net effect of gains and losses increased EBITDA by NOK 19 million compared to the first quarter of 2002.

•	Depreciation and amortization mainly related to properties and increased as a result of investments in new buildings in 2002.

•	Capital expenditure was reduced compared to the first quarter of 2002, primarily as a result of the completion of the head office at Fornebu.

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

Depreciation, amortization and write-downs

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Depreciation of tangible assets	2,200	1,870	8,272
Amortization of goodwill(*)	209	238	1,002
Amortization of other intangible assets(*)	277	160	962

Total depreciation and amortization	2,686	2,268	10,236

Write-downs of tangible and other intangible assets	12	27	921
Write-downs of goodwill	4	3	2,632

Total write-downs	16	30	3,553

Total depreciation, amortization and write-downs	2,702	2,298	13,789

•	Depreciation of tangible assets increased by NOK 330 million compared to the first quarter of 2002. This increase included NOK 233 million in Mobile, of which NOK 95 million was due to DiGi.Com as a result of the reduced depreciation period for network-based equipment from 1 July 2002. NOK 52 million was due to Kyivstar, and NOK 84 million was due to Pannon GSM. Depreciation of tangible assets in Broadcast increased by NOK 74 million, primarily due to the consolidation of Canal Digital.

(*)	Specification of amortization of goodwill and other intangible assets (including amortization of Telenor’s net excess values)(1)

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

DiGi.Com	35	85	304
Pannon GSM	220	117	765
Kyivstar	59	—	87
Other Mobile	8	14	58

Total Mobile	322	216	1,214

Fixed	29	67	193
Broadcast	66	13	165
EDB Business Partner	36	41	169
Other units	33	61	223

Total	486	398	1,964

(1)	Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of subsidiaries.

•	Increased amortization of goodwill and other intangible assets in Mobile compared to the first quarter of 2002 was primarily due to the consolidation of Kyivstar and Pannon GSM, which was partly offset by the reduction in amortization of goodwill related to DiGi.Com due to the write-down as of 31 December 2002. The reduction in amortisation of goodwill and other intangible assets in Fixed was due to certain excess values being fully amortized in the first quarter of 2002. In Broadcast, the increase was related to the consolidation of Canal Digital. The reduction in Other units was primarily due to write-downs undertaken in 2002.

Associated companies

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Telenors share of(1)
Net income after taxes	68	54	341
Amortization of Telenor’s net excess values	(168)	(234)	(862)
Write-downs of Telenor’s excess values	—	—	(1,965)
Gains on disposal of ownership interests	66	—	36

Net result from associated companies	(34)	(180)	(2,450)

(1)	The figures are partly based on the the managements estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line item “net result from associated companies”.

•	Adjusted for companies that are no longer associated companies compared to the first quarter of 2002 and adjustments to account for the difference between the estimated and actual results in 2002, net income after taxes from associated mobile companies increased compared to the first quarter of 2002. This was partly offset by increased loss in Bravida.

•	Reduced amortization of Telenor’s excess values compared to the first quarter of 2002 was due to write-downs made in 2002 and associated companies which are now subsidiaries.

•	Gains on disposals in the first quarter of 2003 were primarily due to the sale of Telenor’s ownership share in StavTeleSot to VimpelCom-Region.

Financial items

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Financial income	165	138	567
Financial expenses	(576)	(337)	(1,833)
Net foreign currency gain (loss)	103	(177)	(311)
Net gains (losses) and write-downs	(86)	(15)	(789)

Net financial items	(394)	(391)	(2,366)

Gross interest expenses	(574)	(389)	(1,901)
Net interest expenses	(453)	(258)	(1,425)

•	Increased financial income compared to the first quarter of 2002 was primarily due to a higher level of liquid assets, and dividends of NOK 19 million from Expert ASA in the first quarter of 2003, partly offset by lower interest rates.

•	Higher gross interest-bearing liabilities and higher average interest rates produced increased financial expenses compared to the first quarter of 2002. In the first quarter of 2003, approximately NOK 90 million was expensed as interest on legal disputes, totalling NOK 3 billion, as referred to in the annual report for 2002. Furthermore, capitalized interest was reduced as a result of lower investment levels.

•	Foreign currency gains in the first quarter of 2003 and foreign currency losses in the first quarter of 2002 related mainly to hedging instruments that do not qualify for hedge accounting. This was primarily related to currency hedging of the payment of the investment in Pannon GSM in 2002 and payment of taxes in 2003 related to the gain on sale of VIAG Interkom.

•	Net losses and write-downs in the first quarter of 2003 related to the write-down of shares in Expert ASA by NOK 48 million. The shares were sold on 1 April 2003. Other write-downs related to shares held by Telenor Venture.

TAXES

•	The income tax rate in Norway is 28%. The effective tax rate for the Telenor group for 2003 is estimated at 37% of profit before taxes and minority interests. The effective tax rate for Telenor is adversely affected by negative results from associated companies and subsidiaries abroad, as well as the amortization of goodwill where deferred tax assets have not been recognized. The estimated tax rate is based on assumptions of the profit for the year, and the actual tax rate for the year may differ from the estimated rate, particularly for changes in the estimates related to the above-mentioned factors, as well as other special conditions. In previous years, the tax for Telenor has also been affected by the realization of considerable tax losses, including in the first quarter of 2002. During 2002, Telenor expensed a tax claim of NOK 2.4 billion relating to the challenge of the tax return for 2001.

BALANCE SHEET AND CASH FLOW

•	Depreciation of fixed assets reduced the book value of fixed assets compared to the year-end 2002. This was partly offset by invest-

ments and positive currency translation adjustments as a result of the Norwegian Krone being weaker against other currencies on 31 March 2003 than on 31 December 2002.

•	Short-term-non-interest bearing receivables and liabilities increased compared to 31 December 2002 due to invoicing and payment cycles. The net effect of this and other accruals was a reduction in cash flow from operating activities in the quarter. In the fourth quarter of 2002, the net effect was an increase in cash flow from operating activities.

•	Net interest-bearing liabilities decreased by NOK 0.7 billion from the year-end to NOK 26.1 billion. The reduction was due to good underlying operations and low investments, which was partly offset by accruals as detailed above. Furthermore, translation adjustments have increased the value in Norwegian Krone of interest-bearing liabilities by approximately NOK 0.9 billion.

US GAAP

•	Telenor had net income in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) of NOK 879 million in the first quarter of 2003, compared to net income in accordance with Norwegian accounting principles of NOK 597 million. The main reason for the difference is that goodwill is not amortized according to US GAAP, but is subject to an annual impairment test.

OUTLOOK FOR THE YEAR 2003

Telenor expects market conditions in its Norwegian operations to continue to be characterised by substantial competition and weak market development in 2003. Telenor will concentrate and strengthen the activities to secure the company’s market positions. Additionally, Telenor will continue the focus on cost-reducing measures through Delta 4 and margins are expected to improve in the Norwegian operations in 2003 compared to 2002.

Continued growth is expected in Telenor’s international operations in 2003 compared to 2002, both with regard to revenues and earnings, particularly from the international mobile companies. Growth is expected to come both from the consolidation of previously acquired businesses and improvements in operations.

For the group as a whole, continued growth in revenues is expected for 2003 compared to 2002, although somewhat lower than previously indicated. Significant improvement is expected in EBITDA and operating profit excluding special items as well as cash flow from operations for 2003 compared to 2002.

As a result of Telenor’s strong focus on cash flow, the level of capital expenditure for 2003 is expected to be lower than 2002, despite the consolidation of Kyivstar, Canal Digital and Pannon GSM.

The unaudited interim consolidated financial statements according to Norwegian accounting principles have been prepared on a basis consistent with Telenor’s financial statements as of year-end 2002.

The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for the year” contains forward-looking statements regarding the group’s expectations for 2003. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s Annual Report 2002 on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir).

Oslo, 6 May 2003
The Board of Directors of Telenor ASA

PROFIT AND LOSS STATEMENT

Telenor group

	1st quarter
			Year
(NOK in millions except net income per share)	2003	2002	2002

Revenues	12,602	11,518	48,668
Gains on disposal of fixed assets and operations	4	45	158

Total revenues	12,606	11,563	48,826

Costs of materials and traffic charges	3,160	3,103	12,485
Own work capitalized	(152)	(140)	(567)
Salaries and personel costs	2,473	2,639	10,104
Other operating expenses	2,937	2,990	13,188
Losses on disposal of fixed assets and operations	11	71	147
Depreciation and amortization	2,686	2,268	10,236
Write-downs	16	30	3,553

Total operating expenses	11,131	10,961	49,146

Operating profit (loss)	1,475	602	(320)

Associated companies	(34)	(180)	(2,450)
Net financial items	(394)	(391)	(2,366)

Profit (loss) before taxes and minority interests	1,047	31	(5,136)

Taxes	(387)	95	480
Minority interests	(63)	91	358

Net income (loss)	597	217	(4,298)

EBITDA	4,177	2,900	13,469
EBITDA excluding gains and losses	4,184	2,926	13,458
EBITDA excluding gains and losses/revenues excl. gains	33.2%	25.4%	27.7%
Net income (loss) per share in NOK — basic	0.34	0.12	(2.42)
Net income (loss) per share in NOK — diluted	0.34	0.12	(2.42)
US GAAP
Net income (loss)	879	670	(3,658)
Net income (loss) per share in NOK — basic	0.50	0.38	(2.06)
Net income (loss) per share in NOK — diluted	0.50	0.38	(2.06)

BALANCE SHEET

Telenor group

(NOK in millions)	31.03.2003	31.03.2002	31.12.2002

Deferred tax assets	4,702	832	4,866
Intangible assets	15,116	17,346	15,045
Tangible assets	40,388	40,282	41,002
Associated companies	9,908	13,196	9,489
Other financial assets	4,046	4,495	3,760

Total fixed assets	74,160	76,151	74,162

Other current assets	10,578	12,922	9,772
Cash and interest-bearing investments	6,228	3,115	5,524

Total current assets	16,806	16,037	15,296

Total assets	90,966	92,188	89,458

Shareholders equity	34,839	42,072	33,685
Minority interests	3,884	3,450	3,603

Total equity and minority interests	38,723	45,522	37,288

Provisions	1,007	991	1,176

Long-term interest-bearing liabilities	28,840	26,644	28,805
Long-term non-interest-bearing liabilities	648	401	473

Total long-term liabilities	29,488	27,045	29,278

Short-term interest-bearing liabilities	3,527	920	3,591
Short-term non-interest-bearing liabilities	18,221	17,710	18,125

Total short-term liabilities	21,748	18,630	21,716

Total equity and liabilities	90,966	92,188	89,839

US GAAP
Shareholders equity	37,217	43,146	35,799

SHAREHOLDERS EQUITY

Balance as of 31 December 2002	33,685
Net income	597
Translation adjustments	557

Balance as of 31 March 2003	34,839

CASH FLOW STATEMENT

Telenor group

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Profit before taxes and minority interests	1,047	31	(5,136)
Taxes paid	(65)	(324)	(2,050)
Net (gains) losses including write-downs of financial items	93	41	778
Depreciation, amortization and write-downs	2,702	2,298	13,789
Associated companies	34	180	2,450
Difference between expensed and paid pensions	(129)	(138)	359
Currency (gains) losses not relating to operating activities	(154)	175	391
Change in other accruals	(541)	(135)	2,277

Net cash flow from operating activities	2,987	2,128	12,858

Payments on purchase of tangible and intangible assets	(1,406)	(2,066)	(9,098)
Payments on purchase of subsidiaries and associated companies, net of cash received	(12)	(9,133)	(12,232)
Proceeds from sale of tangible and intangible assets and businesses	174	144	401
Proceeds from sale of and payments for other investments	(171)	(312)	(798)

Net cash flow from investment activities	(1,415)	(11,367)	(21,727)

Proceeds and payments interest-bearing liabilities	(907)	6,316	9,062
Proceeds from issuance of shares	—	50	200
Payment of dividends	—	—	(621)

Net cash flow from financing activities	(907)	6,366	8,641

Effect on cash and cash equivalents of changes in foreign exchange rates	79	(33)	(347)
Net change in cash and cash equivalents	744	(2,906)	(575)

Cash and cash equivalents 01.01.	5,264	5,839	5,839

Cash and cash equivalents by the end of the period	6,008	2,933	5,264

THE BUSINESS AREAS FIRST QUARTER

													Profit before
	Total		of which				Operating		Associated		Net financial		taxes and
	revenues(1)		external(1)		EBITDA		profit		companies		items		minority interests

(NOK in millions)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Mobile	5,388	4,359	5,082	4,062	2,195	1,517	1,112	756	22	(91)	(737)	(491)	397	174
Fixed	5,032	5,033	4,646	4,631	1,592	1,315	542	247	2	1	(222)	(25)	322	223
Broadcast	1,138	659	1,095	600	204	100	(73)	(48)	(16)	(80)	(232)	(96)	(321)	(224)
EDB Business Partner	1,058	1,125	804	883	95	59	2	(36)	(1)	(1)	(17)	(17)	(16)	(54)
Other business units	1,071	1,511	926	1,278	106	39	(13)	(123)	(40)	(6)	(105)	(118)	(158)	(247)
Corporate functions and Group activities	549	581	53	109	(7)	(70)	(101)	(153)	(1)	(2)	919	350	817	195
Eliminations	(1,630)	(1,705)	—	—	(8)	(60)	6	(41)	—	(1)	—	6	6	(36)

Total	12,606	11,563	12,606	11,563	4,177	2,900	1,475	602	(34)	(180)	(394)	(391)	1,047	31

(1)	Revenues includes gains on disposal of fixed assets and operations.

ANALYTICAL INFORMATION

	2001				2002				2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

Revenues (NOK in millions)	10,001	10,055	10,064	15,920	11,563	12,011	12,210	13,042	12,606
EBITDA excluding gains and losses (NOK in millions)	2,293	2,201	2,096	2,287	2,926	3,155	3,778	3,599	4,184
Operating profit (loss) (NOK in millions)	986	(309)	(1,912)	4,412	602	691	488	(2,101)	1,475
Profit (loss) before taxes and minority interests (NOK in millions)	10,666	1,428	(2,547)	708	31	383	(105)	(5,445)	1,047
Equity ratio including minority interests (%)	51.9	51.5	55.1	55.3	49.4	48.2	46.7	41.7	42.6
Net interest bearing liabilities (NOK in millions)	20,502	10,866	16,358	13,171	24,449	25,717	27,645	26,872	26,139
Net interest bearing liabilities/EBITDA excluding gains (losses) last 12 months	2.3	1.2	2.0	1.5	2.6	2.5	2.3	2.0	1.8
Capex	2,395	2,666	2,724	3,849	1,879	2,161	2,169	2,680	1,230
Investments in businesses	714	999	4,218	1,281	8,875	2,271	493	772	23

No. of man-years	20,450	21,300	23,200	21,000	22,250	21,650	22,350	22,100	21,200
— of which abroad	5,300	5,900	7,600	6,300	7,700	7,800	8,600	8,900	8,700

MOBILE
Telenor Mobil
No. of mobile subscriptions (NMT + GSM) (in thousand)	2,189	2,233	2,289	2,307	2,314	2,360	2,409	2,382	2,342
No. of GSM subscriptions (in thousand)	2,098	2,147	2,211	2,237	2,249	2,299	2,352	2,330	2,294
— of which prepaid (in thousand)	938	969	1,023	1,027	1,051	1,094	1,131	1,115	1,093
Traffic minutes per GSM subscription per month, generated and terminated	171	175	182	177	171	185	186	178	178
Revenue per GSM subscription per month in the quarter (ARPU):	333	337	357	331	334	351	359	340	330
— of which contract	479	492	526	479	481	511	528	492	480
— of which prepaid	152	146	159	159	162	168	171	170	163
No. of outgoing SMS and content messages (in millions)	315	323	359	376	391	403	444	454	452
Pannon (Hungary)
No. of mobile subscriptions (in thousand)	—	—	—	—	2,001	2,146	2,311	2,450	2,514
— of which prepaid (in thousand)	—	—	—	—	1,446	1,596	1,767	1,910	1,989
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	113	115	112	112	104
Revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	—	182	184	177	177	153
— of which contract	—	—	—	—	383	391	401	415	386
— of which prepaid	—	—	—	—	97	98	94	100	86
No. of SMS and content messages (in millions)	—	—	—	—	183	184	188	205	195
DiGi.Com (Malaysia)
No. of mobile subscriptions (100% in thousand)	—	—	—	1.039	1.159	1.284	1.454	1.616	1.803
— of which prepaid (100% in thousand)	—	—	—	902	1.044	1.176	1.351	1.519	1.708
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	204	197	189	185	185	177
Revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	180	169	158	138	145	123
— of which contract	—	—	—	265	313	331	312	352	331
— of which prepaid	—	—	—	166	150	142	124	131	112
No. of SMS and content messages (in millions)	—	—	—	61	77	101	132	171	193

	2001				2002				2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

GrameenPhone (Bangladesh)
No. of mobile subscriptions (100% in thousand)	242	335	373	464	550	625	704	769	835
— of which prepaid (100% in thousand)	77	149	190	279	353	424	501	563	631
Traffic minutes per GSM subscription per month, generated and terminated(1)	335	302	333	292	308	297	288	298	309
Revenue per GSM subscription per month in the quarter (ARPU):	226	203	204	173	191	173	167	155	133
— of which contract	275	277	282	259	311	297	286	303	283
— of which prepaid	109	88	119	106	118	104	100	95	81
No. of SMS and content messages (in millions)	0,4	0,5	1,0	1,3	3,8	6,8	9,7	12,8	14,8
Kyivstar (Ukraine)
No. of mobile subscriptions (100% in thousand)	—	—	—	—	—	—	1,659	1,856	2,012
— of which prepaid (100% in thousand)	—	—	—	—	—	—	1,283	1,472	1,614
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	50	49	43
Revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	—	—	—	113	102	81
— of which contract	—	—	—	—	—	—	194	202	167
— of which prepaid	—	—	—	—	—	—	73	70	54
No. of SMS and content messages (in millions)	—	—	—	—	—	—	50	60	71
Associated companies
No. of mobile subscriptions (100% in thousand)	10,503	10,662	10,968	12,809	12,424	14,425	14,814	16,116	17,158
FIXED
Norway
No. of PSTN subscriptions (in thousand)	1,646	1,619	1,573	1,545	1,522	1,497	1,480	1,467	1,449
No. of ISDN subscriptions (lines) (in thousand)	1,664	1,701	1,727	1,766	1,803	1,818	1,818	1,828	1,816
PSTN/ISDN generated traffic (mill. minutes)(2)	5,177	4,736	4,367	4,805	4,702	4,392	3,864	4,387	4,268
Market share of PSTN/ISDN generated traffic (%)	73	73	73	73	73	73	73	72	70
No. of internet subscriptions residential market Norway (in thousand)	683	718	757	831	893	915	936	960	982
— of which Frisurf (in thousand)	305	343	386	437	481	503	525	533	553
— of which ADSL (in thousand)	3	5	11	23	42	53	64	90	114
No. of internet subscriptions business market Norway (in thousand)	13	15	15	16	17	17	16	17	17
— of which ADSL (in thousand)	—	—	—	1	1	2	3	4	7
No. of internet subscriptions business market Sweden (in thousand)	—	—	—	2	2	2	2	2	6
No. of fixed line subscriptions business market Sweden (PSTN) (in thousand)	—	—	—	2	2	2	1	1	8
BROADCAST
No. of television subscribers in the Nordic region
— Subscribers with satellite dish (in thousand)	439	478	506	569	614	646	664	701	713
— Cable TV subscribers (in thousand)	362	362	367	561	557	559	561	571	575
— Households in small antenna TV-networks (in thousand)	1,237	1,112	1,147	1,193	1,140	1,126	1,129	1,133	1,130

(1)	Includes non-revenue generating terminated minutes.

(2)	Includes Telenor’s pre-selection traffic.

17

SPECIAL ITEMS

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

EBITDA	4,177	2,900	13,469
Gains on disposal of fixed assets and operations	(4)	(45)	(158)
Losses on disposal of fixed assets and operations	11	71	147

EBITDA excluding gains and losses	4,184	2,926	13,458

Expenses for workforce reductions, loss contracts and exit from activities
Mobile	—	6	120
Fixed	6	3	311
Broadcast	2	—	65
EDB Business Partner	—	28	111
Other business units	1	38	122
Corporate functions and Group activities	(3)	—	272
Eliminations	—	—	47

Total workforce reductions, loss contracts and exit from activities	5	75	1,048

Adjusted EBITDA	4,189	3,001	14,506

Write-downs
Mobile	8	25	2,289
Fixed	—	—	500
Broadcast	4	2	130
EDB Business Partner	4	3	364
Other business units	—	—	332
Corporate functions and Group activities	—	—	—
Eliminations	—	—	(62)

Total write-downs	16	30	3,553

Adjusted operating profit	1,503	733	4,270

Special items associated companies
(Gains)/losses on disposal of ownership interests	(66)	—	(36)
Write-down Sonofon	—	—	1,000
Write-down DTAC/UCOM	—	—	881
Write-down OniWay	—	—	316
Other write-downs associated companies	—	—	84

Total special items associated companies	(66)	—	2,245

Net (gains) losses and write-downs financial items	86	15	789
Adjusted profit before taxes and minority interests	1,095	177	2,488

RECONCILIATIONS

	1st quarter
			Year
(NOK in millions)	2003	2002	2002

Operating profit (loss)	1,475	602	(320)
Depreciation and amortization	2,686	2,268	10,236
Write-downs	16	30	3,553

EBITDA	4,177	2,900	13,469

Net (gains) losses on disposal of fixed assets and operations	7	26	(11)

EBITDA excluding gains and losses	4,184	2,926	13,458

Expenses for workforce reductions, loss contracts and exit from activities	5	75	1,048

Adjusted EBITDA	4,189	3,001	14,506

Operating profit (loss)	1,475	602	(320)
Write-downs	16	30	3,553
Net (gains) losses on disposal of fixed assets and operations	7	26	(11)
Expenses for workforce reductions, loss contracts and exit from activities	5	75	1,048

Adjusted operating profit	1,503	733	4,270

Profit (loss) before taxes and minority interests	1,047	31	(5,136)
Write-downs	16	30	3,553
Net (gains) losses on disposal of fixed assets and operations	7	26	(11)
Expenses for workforce reduction, loss contracts and exit from activities	5	75	1,048
Special items associated companies	(66)	—	2,245
Net (gains) losses and write-downs financial items	86	15	789

Adjusted profit before taxes and minority interests	1,095	177	2,488

First quarter 2003

Published by: Telenor ASA
N–1331 Fornebu, Norway
Switchboard: +47 81 07 70 00
Shareholder Service:
Tel: +47 67 89 24 70
e-mail: ir@telenor.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

	By:	Name: Torstein Moland Title: CFO

Date: 07th May, 2003